SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 5)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 667-6632

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,867,903,632	$133,182

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,886,212 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,915,962 Shares issued and outstanding as of March 5, 2010, as reported in Casey’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Casey’s Form 10-Q”) and (ii) 970,250 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of January 31, 2010 as reported in the Casey’s Form 10-Q.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,182	Filing Parties: ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.: SC TO-T	Date Filed: June 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 5 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2010, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 7, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on June 11, 2010, Amendment No. 3 filed with the Securities and Exchange Commission on June 17, 2010 and Amendment No. 4 filed with the Securities and Exchange Commission on June 21, 2010 (as amended, the “Schedule TO”) by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1, 4	AND 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On July 12, 2010, Couche-Tard and Purchaser announced that they have extended the Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010, unless further extended. The full text of the press release issued by Couche-Tard on July 12, 2010 announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

ITEM 11.

The following is hereby added at the end of Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” of the Offer to Purchase:

“On April 28, 2010, a purported shareholder class action lawsuit was filed in the Iowa District Court in and for Polk County (the “Iowa State Court”) against Casey’s and the members of the Board of Directors of Casey’s. In the action, captioned Mercier v. Casey’s General Stores, Inc., et al., Civil Action No. CE65196, the plaintiff alleges that the members of the Board of Directors of Casey’s have breached their fiduciary duties in connection with the Offer by, among other things, refusing to negotiate with Couche-Tard or properly consider the Offer in order to entrench themselves. On those grounds, the plaintiff seeks, among other things, an order (i) requiring the Board of Directors of Casey’s to conduct an auction process and/or a market check, (ii) requiring the defendants to make full and fair disclosure of all material facts to the purported class before the completion of any acquisition, (iii) declaring that the Board of Directors of Casey’s has breached its fiduciary duties to the plaintiff and the purported class and (iv) awarding the plaintiff fees, expenses and costs.

On June 29, 2010, a second purported class action lawsuit, captioned Howie v. Myers, et al., Civil Action No. CL118607, was filed in the Iowa State Court against Casey’s and the members of the Board of Directors of Casey’s. The purported class plaintiff alleges that the members of the Board of Directors of Casey’s have breached their fiduciary duties in connection with the Offer by, among other things, failing to negotiate with Couche-Tard or properly consider the Offer in order to entrench themselves. The plaintiff seeks, among other things, an order (i) requiring the Board of Directors of Casey’s to undertake an evaluation of alternative transactions and to deploy the Rights in a manner that will maximize shareholder value, (ii) enjoining the Board of Directors of Casey’s from entering into any material transactions or changes to the business and assets of Casey’s other than under court supervision, (iii) awarding the plaintiff damages and (iv) awarding the plaintiff fees, expenses and costs.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 12, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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